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                                                          EXHIBIT 9(A)(10)

             AVONDALE INDUSTRIES, INC. ANNOUNCES PRELIMINARY

                  RESULTS OF DUTCH AUCTION TENDER OFFER

  New Orleans, Louisiana (June 4, 1998), Avondale Industries, Inc. (Nasdaq/NM:AVDL) announced today that ChaseMellon Shareholder Services, L.L.C., the depositary for Avondale's "Dutch Auction" tender offer, has advised the Company that, subject to final verification, 3,229,427 shares of Avondale common stock have been tendered at or below the purchase price of $28.875 including 2,750,000 shares tendered by the Avondale Industries, Inc. Employee Stock Ownership Plan. Pursuant to the terms of the offer, and based on the preliminary count, Avondale is accepting 1,250,000 of the shares tendered. The proration factor is approximately 39%.

  Avondale announced the tender offer on May 6, 1998, expressing its intention to purchase up to 1,250,000 shares of its common stock at a purchase price ranging from $26.50 to $29.00 per share. The tender offer expired on Wednesday, June 3, 1998 at 12:00 midnight, New York City time. The 1,250,000 shares of common stock to be repurchased represent approximately 8.6% of Avondale's 14,496,248 shares of common stock outstanding immediately prior to the offer. As of June 4, 1998, after purchasing the common stock tendered, the Company will have approximately 13,246,248 shares of common stock outstanding.

  Payment for shares tendered and accepted will be made promptly, subject to proper delivery of shares in accordance with the terms of the offer. Funding for the tender offer will be provided by Avondale's cash on hand.

  Avondale Industries, Inc., headquartered in metro New Orleans designs, builds and overhauls both military and commercial vessels.

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